FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
March 27, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

MOBILE TELESYSTEMS SIGNS UP ITS 3 MILLIONTH SUBSCRIBER

Moscow, Russian Federation - 25 March 2002 - OJSC "Mobile TeleSystems" (NYSE: MBT), Russia's leading GSM 900/1800 mobile operator has today signed up its three-millionth active subscriber.

MTS's customer base of three million represents almost one third of all mobile users in Russia. Just over seven months ago MTS announced that its subscriber base had reached two million. The second and the third million subscribers have joined the network in a mere eighteen months.

The unified MTS network is operational in 29 of Russia's regions which covers 42.3% of the country's total population, providing MTS with the leading position in terms of GSM coverage.

"Signing up the three millionth subscriber is evidence that MTS has become the truly number one GSM pan-Russian operator" said MTS President Mikhail Smirnov, "We are now actively preparing to launch MTS networks in 17 additional Russian regions. We are delighted that we have managed to retain a high customer base growth rate in the increasingly competitive Russian mobile market."

To celebrate its three million subscriber base, MTS is sponsoring several events for its subscribers. From 25th-29th March, MTS will host the "Three Million Friends!" campaign. During this period, DJs of popular Russian radio stations will call MTS subscribers in 29 Russia's regions on open air to congratulate them and present them with gifts. Subscribers who are contacted will also have their MTS accounts credited by $US50 from MTS. In addition, any person who answers a radio quiz about the MTS network, will receive a gift from MTS.

Commenting on the action, MTS First vice president Mikhail Susov said: «We view customer service as an individual approach to each MTS subscriber based on mutual understanding and trust. It is this direction that is becoming strategic for MTS».

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, including our most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors" in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

Mobile TeleSystems OJSC (NYSE: MBT) is Russia's leading mobile cellular operator. MTS has GSM 900/1800 licenses to provide mobile cellular telephony services in 46 regions of the Russian Federation, covering 86 million people or 56% of the country's population. MTS network has operations in 29 regions, which cover more than 63,2 million people or 43,2% of the population of the Russian Federation.

Additional information about MTS can be found on MTSs website at www.mtsgsm.com

***

For further enquiries please contact:

MTS

Kirill Lubnin, Public Relations Expert — tel: **+7 095 737-45-30**

e-mail: lkm@mts.ru

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ____________*____________
Name: Mikhail Smirnov
Title: President

Date: **March 27, 2002**

* By: ______________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of
Investment and Securities